

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Darshan V. Patel
Chief Legal Officer
Resource Real Estate Investors 6, L.P.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, Pennsylvania 19112

> **Re:** **Resource Real Estate Investors 6, L.P.**
> **Amendment No. 2 to Form 10**
> **Filed May 26, 2010**
> **File No. 000-53652**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Financial Statements, page 39

1. We note your response to comment 4. You are required by Rule 8-06 of Regulation S-X to file supplemental financial statements for all significant acquisitions. You may write in to CF-OCA to request a waiver, explaining any additional facts and circumstances that may be applicable to your situation that were not addressed in your original letter dated July 10, 2009. Please note that until the requisite financial statements are filed for the Foxcroft, Coach Lantern and Park Hill properties, or a waiver is obtained, your Form 10 will be considered deficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at 202-551-3694 or Kristi Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Martin at 202-551-3391 or me at 202-551-3401 with any other questions.

Sincerely,


Jennifer Gowetski
Senior Counsel


cc: J. Baur Whittlesey
   *Via facsimile (215) 735-2513*